

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

September 4, 2015

Richard Chiang
Chief Executive Officer
Andes 7 Inc., Andes 8 Inc., and Andes 9 Inc.
460 Brannan Street Suite 78064
San Francisco, CA 94107

> **Re:** **Andes 7 Inc.**
> **Form 10-12(g)**
> **Filed August 7, 2015**
> **File No. 000-55491**
> **Andes 8 Inc.**
> **Form 10-12(g)**
> **Filed August 7, 2015**
> **File No. 000-55492**
> **Andes 9 Inc.**
> **Form 10-12(g)**
> **Filed August 7, 2015**
> **File No. 000-55493**

Dear Mr. Chiang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filling a new Form 10 including changes responsive to our

comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all our comments have been addressed.

Item 1A. Risk Factors.

The Company intends to issue more shares in a merger or acquisition, which will result in substantial dilution to existing shareholders, page 13

2. We note the second sentence under this risk factor. Please revise to clarify whether any merger or acquisition may result in substantial dilution or in insubstantial dilution in the percentage of your common stock held by existing stockholders.

Item 15. Financial Statements and Exhibits

(b) Exhibits, page 32

3. Please either file the Consent of Independent Auditors you state has been filed as Exhibit 23.1 or remove the reference to Exhibit 23.1 in the amended filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Jim Allegretto, Senior Assistant Chief Accountant at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

 Sincerely,

 /s/ Lisa M. Kohl for

 Mara L. Ransom
 Assistant Director
 Office of Consumer Products